787 Seventh Avenue
New York, NY 10019-6099
212 728 8000
Fax: 212 728 8111
February 26, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Gabelli Equity Trust Inc. Proposed Prospectus/Proxy Statement on Form N-14
(Investment Company Act File No. 811-04700)
Supplemental Response to Staff Questions

Ladies and Gentlemen:
On behalf of The Gabelli Equity Trust Inc. (the “Equity Trust”), please find responses to supplemental questions provided by Laura E. Hatch of the Staff in a telephone conversation with the undersigned of our firm on December 27, 2006 regarding written responses provided to the SEC staff on December 19, 2006 in connection with the filing of a proposed prospectus/proxy statement on Form N-14.
For the convenience of the Staff, supplemental questions are described below and have been summarized to the best of our understanding. We have discussed the Staff’s questions with representatives of the Equity Trust. The Equity Trust’s supplemental responses to the Staff’s questions are set out immediately under the restated question. Note that the proposed structure and timing of the spin-off transaction described below is substantially similar to the structure and timing of a spin-off transaction involving The Gabelli Utility Trust that occurred in 1999 (the “Utility Spin-off”). Shareholders of the Equity Trust also voted on the Utility Spin-off pursuant to a prospectus/proxy statement reviewed and declared effective by the Staff in 1999.
(1)	Question: When will the proposed new fund (“New Fund”), a fund that is intended to be organized as a non-diversified, closed-end investment company, become registered in relation to (a) the Equity Trust contribution of seed capital and (b) the Equity Trust’s exchanging between $60 million and $100 million in assets of the Equity Trust for shares of the New Fund and distributing to common shareholders of the Equity Trust, in the form of a dividend, shares of the New Fund (the “Transaction”)?

Response: It is intended that the New Fund will become a registered investment company approximately one month prior to the contribution by the Equity Trust of seed capital to the New Fund and approximately three months prior to the approval of the Transaction by Equity Trust shareholders and the subsequent closing of the Transaction.

February 26, 2007
(2)	Question: Why is there a three-month lag between the time seed capital is contributed and the time of the closing of the Transaction? Explain why both cannot be done at the same time.

Response: There is approximately a two to three month lag between the time the seed capital is contributed by the Equity Trust to the New Fund and the time of the closing of the Transaction because the New Fund should be appropriately seeded prior to providing the Proxy Statement/Prospectus to current shareholders of the Equity Trust and prospective shareholders of the New Fund. It is anticipated that the seed capital will be contributed by the Equity Trust to the New Fund shortly prior to (i.e, a day or two) the effective date of the Prospectus/Proxy Statement. After the effective date of the Prospectus/Proxy Statement, the Equity Trust anticipates approximately a two to three month period to allow the printing and dissemination of the Prospectus/Proxy Statement and the solicitation of Equity Trust shareholders. In addition, there will be approximately a one week period between the time of the shareholder approval of the Transaction and the closing of the Transaction.
Any questions or comments regarding this letter should be directed to Rose F. DiMartino at (212) 728-8000 or the undersigned at (202) 303-2000.
Very truly yours,
/s/ David Joire
David Joire

cc:	Laura E. Hatch, Division of Investment Management, SEC
Bruce N. Alpert, The Gabelli Equity Trust Inc.
James E. McKee, Esq., The Gabelli Equity Trust Inc.
Carter W. Austin, The Gabelli Equity Trust Inc.
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP
Mary C. Carty, Esq., Willkie Farr & Gallagher LLP